Exhibit 1.02

ACTUANT CORPORATION
Conflict Minerals Report
For The Year Ended December 31, 2013

Background:
In recent years, there has been increased international attention on certain minerals originating from the Democratic Republic of Congo and adjoining countries (“Covered Countries”) due, in part, to concerns that the exploitation and trade of these minerals is funding regional conflict and violence. In response, the Securities and Exchange Commission (the “SEC”), as mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, implemented reporting and disclosure requirements related to tantalum, tin, tungsten and gold (collectively “Conflict Minerals”). The rules impose certain reporting obligations on public companies that manufacture, or contract to manufacture, products containing Conflict Minerals that are necessary to the functionality or production of the product.

This report is being presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Exchange Act").

Company Overview:
Actuant Corporation (the “Company,” “Actuant,” or “we”) is a global manufacturer of a broad range of industrial products and systems and is organized into three reportable segments: Industrial, Energy and Engineered Solutions. The Industrial segment is primarily involved in the design, manufacture and distribution of branded hydraulic and mechanical tools to the maintenance, industrial, infrastructure and production automation markets. The Energy segment provides joint integrity products and services, customized offshore vessel mooring solutions, as well as rope and cable solutions to the global oil & gas, power generation and energy markets. The Engineered Solutions segment provides highly engineered position and motion control systems to OEMs in various vehicle markets, as well as a variety of other products to the industrial and agricultural markets. The Company divested its former Electrical segment in December 2013. The Electrical segment was primarily involved in the design, manufacture and distribution of a broad range of electrical products to the retail DIY, wholesale, OEM, solar, utility, marine and other harsh environment markets. While we have extensive manufacturing capabilities including machining, stamping, injection molding and fabrication, our manufacturing primarily consists of light assembly of components we source from a network of global suppliers.

Conflict Mineral Policy:
As a global diversified industrial company with operations in more than thirty countries, Actuant and its subsidiaries are committed to ensuring the safety, health and protection of people and the environment worldwide. The Company promotes these principles in its business practices, code of conduct and Conflict Mineral Policy (which is available in the Investors - Corporate Governance section of the Company’s website at www.actuant.com).

Actuant’s Conflict Mineral Policy states its commitment to the responsible sourcing of Conflict Minerals used in its products and that Actuant will not knowingly provide support to, contribute to, assist with, or facilitate armed conflict in the Covered Countries. However, if the Company determines that any supplier is violating this policy, it will either suspend or discontinue the use of the supplier in a timely fashion or require the supplier to commit to a suitable corrective action or risk mitigation plan. Any supplier’s continued failure to adhere to Actuant’s policies and/or refusal on its part to address issues of concern will likely lead to suspension or termination of the Company’s business relationship with the supplier.

Supply Chain Due Diligence:
Actuant conducted a reasonable country of origin inquiry and undertook due diligence to seek to determine the source and chain of custody of Conflict Minerals in the components and materials supplied to the Company that are contained in the products Actuant manufactures and contracts to manufacture. Actuant designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements for each of the Conflict Minerals (the “OECD Guidance”).

Summarized below is the five step framework set forth in the OECD Guidance and the related due diligence process we undertook.

Establish Company Management Systems:
We established a cross functional Conflict Mineral team that included employees from supply chain, legal, finance and operations. This team was responsible for implementing a Conflict Mineral compliance program, communicating regular updates to senior management and providing guidance on the rules. As part of our compliance program we also adopted a Conflict Mineral Policy, conducted supplier engagement, created a grievance mechanism to enable the reporting of exceptions to our policies and developed contract clauses to include in purchase orders and contracts regarding compliance with the Conflict Mineral rules.

Identify and Assess Risk in the Supply Chain:
Actuant and its operating subsidiaries are several steps removed from the mining of minerals and do not directly source minerals. As part of our diligence efforts, we sent supply chain surveys to substantially all of our direct material suppliers (over 5,000 surveys). Because of the diversity of our products and the global nature of our supply chain, we rely on our suppliers to provide us with information about the source and content of components that we purchase from them and incorporate into our products.

The form and content of survey responses varied, as certain suppliers provided specific product information, while others provided company-wide responses or indicated they had not completed their own due diligence procedures. Suppliers who provided incomplete responses or did not respond to the initial survey were sent escalation letters requesting that they provide the information requested.

Design and Implement a Strategy to Respond to Identified Risks:
We expect our suppliers to source minerals from socially and environmentally responsible sources and believe in establishing and maintaining long-term relationships with suppliers. However, if as a result of our due diligence process we determine that a supplier is violating our Conflict Mineral Policy, we will either suspend or discontinue the use of the supplier or require it to commit to a suitable corrective action or risk mitigation plan.

Carry Out Independent Third Party Audit of Smelter/Refiner’s Due Diligence Practices:
Actuant does not perform or direct audits of Conflict Minerals smelters and refiners within its supply chain since it is a downstream consumer and is many steps removed from smelters and refiners that provide minerals and/or ores.

Efforts to Determine the Mine or Location of Origin:
We have surveyed our suppliers in an effort to identify the facilities used to process Conflict Minerals contained in our products. Based on supplier responses, Conflict Minerals contained in our products are derived from various countries, including, but not limited to Thailand, Indonesia, Malaysia, Peru and China. We believe that continuing to seek information from our suppliers through our due diligence efforts, represents a reasonable measure to determine the mines or locations of origin of the Conflict Minerals in our supply chain.

Report on Supply Chain Due Diligence:
The Company is filing this report (and the related Form SD) with the SEC and it is also publicly available on the Investors - Corporate Governance section of the Company’s website at www.actuant.com.

Due Diligence Results:
Actuant manufactures and contracts to manufacture certain products that are subject to the reporting obligations of Rule 13p-1 of the Exchange Act, which are described in Schedule A attached hereto. Based on the due diligence efforts to date, the Company does not have sufficient information to fully determine each facility utilized to produce the Conflict Minerals that are incorporated into our products; therefore, we have concluded that these products are “DRC conflict undeterminable” for the year ended December 31, 2013.

Independent Audit:
For the year ended December 31, 2013, pursuant to SEC rules and related guidance, an independent private sector audit of this report is not required.

Schedule A to
Conflict Minerals Report of
Actuant Corporation
For the Year Ended December 31, 2013

Description of Products Considered to be “DRC conflict undeterminable”

•	Specialized electrical tools, supplies and consumables

•	Harsh environment and marine electrical components and systems

•	Electrical utility switches and low voltage transformers

•	Severe duty electronic instrumentation (displays, clusters, sensors)

•	Hydraulic and mechanical tools and heavy lifting solutions

•	Bolt tensioners and custom engineered subsea connectors

•	Diesel air flow handing and turbocharger components

•	Power transmission drivelines and clutches

•	Hydraulic actuation systems and leveling solutions for vehicles